Exhibit B

TURQUOISE HILL RESOURCES LTD.

SUPPLEMENT DATED NOVEMBER 24, 2022 TO THE MANAGEMENT INFORMATION CIRCULAR DATED SEPTEMBER 27, 2022

The management information circular dated September 27, 2022 (the “Circular”) of Turquoise Hill Resources Ltd. (the “Corporation”) prepared in connection with the special meeting of shareholders of the Corporation (the “Meeting”) is hereby amended and supplemented as set out below. All defined terms used in this supplement (the “Supplement”) and not otherwise defined shall have the respective meanings ascribed to them in the Circular, which is available under the Corporation’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.	Meeting Details and Shareholders Entitled to Vote

The date and time of the Meeting are changed to 12:00 p.m. (Montréal time) on December 9, 2022 from 10:30 a.m. (Montréal time) on November 1, 2022. The Record Date for the Meeting remains September 19, 2022. Only persons who are shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. Shares acquired after the Record Date do not entitle the holder(s) thereof to attend or vote at the Meeting with respect to such acquired Shares.

The Meeting will be held at the same place and location as the originally scheduled meeting, namely at the offices of Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Chapleau Room, Montreal, Canada, H3B 1R1 and in virtual format via live audio webcast. Shareholders will be able to participate and vote at the Meeting online regardless of their geographic location at https://web.lumiagm.com/449028588.

2.	Irrevocable Commitments

On November 17, 2022, Rio Tinto announced the termination of agreements entered into on November 1, 2022 (the “Named Shareholder Agreements”) between the Purchaser, the Parent and certain Shareholders of the Corporation related to the Pentwater Funds and SailingStone (collectively, the “Named Shareholders”) and certain Irrevocable Commitments (as defined below) made by Rio Tinto for the benefit of all Minority Shareholders. The Corporation was not a party to either the entry into or the termination of the Named Shareholder Agreements.

Pursuant to the Irrevocable Commitments, Rio Tinto has committed to do the following:

•

(i) pay C$34.40 per Share (the “Upfront Payment”) to any Shareholder who validly exercises Dissent Rights and who, not later than two Business Days prior to the Effective Date, validly elects to receive such amount (an “Electing Shareholder”), which Upfront Payment will be paid within two Business Days of the Effective Date provided that all required materials are submitted by an Electing Shareholder in advance; and (ii) pay to an Electing Shareholder interest at an annual rate equal to the Canada 1 Year Treasury Bill Yield determined as of 5:00 p.m. (Montréal time) on the Effective Date on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43.00 in fair value per Share calculated from the Effective Date to the date of payment, provided that no other interest shall be payable to an Electing Shareholder in respect of any fair value payment (collectively, the “Dissent Payment Election”); and

•

allow any oppression claims by any Minority Shareholder against Turquoise Hill, the Parent or their respective affiliates to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to Turquoise Hill and the Parent no later than seven days following the Effective Date;

(collectively, the “Irrevocable Commitments”).

Under the dissent procedures, there is no floor or minimum to the determination of “fair value” and no assurance of the amount that Dissenting Shareholders will receive for their Shares.

On November 24, 2022, the Corporation, the Purchaser and the Parent entered into an amendment to the Arrangement Agreement (the “Arrangement Agreement Amendment”) in order to amend the plan of arrangement to give effect to the Irrevocable Commitments (as so amended, the “Amended Plan of Arrangement”). As a result, if the Arrangement is completed, Rio Tinto will be obligated to comply with the Irrevocable Commitments pursuant to the Final Order.

In addition, pursuant to the Arrangement Agreement Amendment:

•	the dissent closing condition in the Arrangement Agreement was amended to increase the threshold for Shares for which Dissent Rights are validly exercised from 12.5% to 17.5%; and

•

the Purchaser and the Parent each represented to the Corporation that, prior to the Effective Date, without the prior written consent of the Corporation or except for the payment to a Dissenting Shareholder of C$43.00 for some or all of the Shares held by such Dissenting Shareholder, they will not enter into any contracts, undertakings, commitments, arrangements or understandings with any Shareholder, member of management or member of the Board relating to Turquoise Hill’s securities, the Arrangement or the Arrangement Resolution.

3.	Deadline for Proxies and Registering Proxyholders of Registered Shareholders

The deadline by which proxy forms must be received by TSX Trust is changed to 4:00 p.m. (Montréal time) on December 8, 2022 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

The deadline for registering a proxyholder other than the Management nominees identified in the form of proxy or voting instruction form with TSX Trust so that TSX Trust may provide the proxyholder with his, her or its own 13-digit control number is changed to 4:00 p.m. (Montréal time) on December 8, 2022 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

4.	Deadline for Revocation of Proxies

The deadline for the revocation of proxies by registered Shareholders by the delivery of a written notice of revocation is changed to no later than 5:00 p.m. (Montréal time) on December 8, 2022 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

5.	Deadline for Dissent Notices

The deadline by which a Dissent Notice must be received is changed to no later than 4:00 p.m. (Montréal time) on December 8, 2022 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

6.	Expected Final Hearing

The date and time on and at which the Final Hearing is expected to take place before the Court is changed to 10:00 a.m. (Whitehorse time) on December 14, 2022, or as soon as counsel may be heard.

7.	Deadline for Filing Appearance and Response in Respect of the Final Order

If a Shareholder wishes to appear and be heard at the Final Hearing, the deadline for filing an “appearance and response” in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon, together with a copy of all material on which the Shareholder intends to rely at the application for the Final Order and an outline of the Shareholder’s proposed submissions, and serve same on Turquoise Hill’s counsel is changed to 10:00 a.m. (Whitehorse time) on December 12, 2022 from 4:00 p.m. (Montréal time) on November 2, 2022.

8.	Dissenting Shareholders’ Rights

The following supplements the information set out under the heading “Dissenting Shareholders’ Rights” in the Circular.

An election form (the “Dissent Election Form”) pursuant to which a Dissenting Shareholder may make the Dissent Payment Election is available on the Corporation’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Corporation’s website. In order to make the Dissent Payment Election, a fully completed Dissent Election Form must be submitted to the Depositary in accordance with the instructions set out therein by no later than 5:00 p.m. (Montréal time) on December 14, 2022. Electing Shareholders will receive the Upfront Payment within two business days of the Effective Date, subject to the submission of a fully completed Dissent Election Form and all other necessary documentation set out therein.

A Shareholder is not required to have been a shareholder as of the Record Date in order to exercise Dissent Rights.

Prior to the Effective Date, any beneficial owner of Shares who has properly exercised Dissent Rights by causing its Intermediary to cause dissent rights to be exercised on such beneficial owner’s behalf must transfer such Shares into registered form. Any Shareholder who needs assistance in completing this process may contact the Corporation’s proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867- 2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

A Dissenting Shareholder may withdraw its dissent at any time in advance of the Effective Time by way of written notice to the Corporation.

9.	Background to the Irrevocable Commitments

The following supplements the information set out under the heading “Special Factors – Background to the Arrangement” with information related to the events that led to the Irrevocable Commitments that followed the date of the Circular.

On the evening of Sunday, October 30, 2022, the Special Committee was first advised that Rio Tinto was in negotiations with the Named Shareholders to enter into the Named Shareholder Agreements pursuant to which Rio Tinto and the Named Shareholders would agree to private resolution of their dissent rights and asserted oppression claims in exchange for the Named Shareholders withholding their votes in connection with the Arrangement (i.e., not voting for or against the Arrangement).

In advance of the execution of the Named Shareholder Agreements, the Special Committee expressed concern to Rio Tinto regarding the differential treatment of Minority Shareholders resulting from the Named Shareholder Agreements and suggested to Rio Tinto that it provide terms comparable to those in the Named Shareholder Agreements to all Minority Shareholders. Rio Tinto advised that it would not make the terms of the Named Shareholder Agreements available to all Minority Shareholders. The Special Committee also expressed its concern to Rio Tinto that, in light of the pending announcement of the Named Shareholder Agreements, Minority Shareholders would need additional time in advance of the Meeting to consider new information related to the Named Shareholder Agreements. In response to the concern of the Special Committee, Rio Tinto requested that the Corporation postpone the Meeting then scheduled for November 1, 2022 to November 8, 2022. The postponement was also intended to provide Rio Tinto and the Special Committee with additional time to consider whether terms comparable to those in the Named Shareholder Agreements could be offered to all Minority Shareholders.

On November 1, 2022, the Purchaser and the Parent entered into the Named Shareholder Agreements with the Named Shareholders. Turquoise Hill was not a party to the Named Shareholder Agreements and neither it nor the Special Committee was involved in negotiating the Named Shareholder Agreements. The final Named Shareholder Agreements contained terms whereby:

•	the Named Shareholders agreed to withhold their votes on the Arrangement Resolution and revoke any prior proxy that would be inconsistent with that position;

•	the Named Shareholders would exercise Dissent Rights;

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proceedings in respect of the Named Shareholders’ Dissent Rights in connection with the Arrangement, as well as certain oppression claims against Rio Tinto and its affiliates (the “Oppression Claims”), would be conducted in accordance with procedures set out in the Named Shareholder Agreements, which included mediation to be completed within 60 days of closing of the Arrangement and, absent resolution at mediation, confidential binding arbitration which the parties agreed to use reasonable commercial efforts to complete within 12 months of the conclusion of the mediation;

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the Named Shareholders would receive 80% of the Consideration within two Business Days of the Effective Date and 20% of the Consideration, plus interest thereon, within two Business Days of final determination of the dissent procedures set out in the Named Shareholder Agreements;

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the Purchaser, the Parent and the Named Shareholders would enter into mediation and, if necessary, arbitration of the fair value amount remaining to be paid, if any, by Rio Tinto to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by Rio Tinto to the Named Shareholders to resolve the Oppression Claims;

•

Rio Tinto would waive the closing condition in the Arrangement Agreement relating to the exercise of Dissent Rights to allow the Arrangement to be completed in circumstances where holders of up to 17.5% of the Shares validly exercise Dissent Rights; and

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the Named Shareholders provided covenants related to non-disparagement, non-interference and a release of all claims against the Purchaser, the Parent, the Corporation and their respective affiliates and past, present or future directors, officers or employees other than obligations under the Named Shareholder Agreements, claims related to the dissent proceedings and Oppression Claims and claims related to the U.S. securities law class action proceeding against Rio Tinto in the Southern District of New York.

Following the public announcement of the Named Shareholder Agreements, the Corporation and the Special Committee received a number of complaints from Minority Shareholders and inquiries from securities regulators, including the Autorité des marchés financiers (the “AMF”), regarding the Named Shareholder Agreements.

In the days that followed, counsel to the Special Committee engaged with counsel to Rio Tinto in order to seek to address the differential treatment of Minority Shareholders resulting from the Named Shareholder Agreements and engaged in discussions with securities regulators, including the AMF, regarding the Named Shareholder Agreements. To allow the Special Committee and Rio Tinto time to continue their discussions and in response to requests from the AMF, on November 6, 2022, at Rio Tinto’s request, the Corporation announced a further postponement of the Meeting to November 15, 2022. Subsequent to this announcement, counsel to the Special Committee and counsel to Rio Tinto continued to discuss a framework for providing terms comparable to those provided in the Named Shareholder Agreements to all Minority Shareholders. Following several further discussions regarding the Named Shareholder Agreements, the AMF advised the Corporation that, in light of the Named Shareholder Agreements, the AMF considered the transaction as then structured to raise public interest concerns. On November 9, 2022, the Corporation announced a further postponement of the Meeting to a date to be determined while the Special Committee continued to engage with Rio Tinto to address the impact of the Named Shareholder Agreements and seek to provide comparable terms to all Minority Shareholders.

On November 17, 2022, Rio Tinto announced that it and the Named Shareholders had agreed to terminate the Named Shareholder Agreements and that Rio Tinto would be providing the Irrevocable Commitments to all Minority Shareholders. As a result of the termination of the Named Shareholder Agreements and the provision of the Irrevocable Commitments to all Minority Shareholders, none of the Named Shareholders are receiving any “collateral benefit” (as such term is defined in MI 61-101) in connection with the Arrangement. In addition, as a result of the termination of the Named Shareholder Agreements, there is no assurance that any of the Named Shareholders will abstain from the vote on the Arrangement or vote for or against the Arrangement.

10.	Recommendation of the Special Committee and the Board

The following supplements the information set out under the headings “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Recommendation of the Special Committee” and “Special Factors – Recommendation of the Board” in the Circular.

The Special Committee carefully considered, among other things (i) the termination of the Named Shareholder Agreements; (ii) the fact that all Minority Shareholders will have equal economic and procedural Dissent Rights as provided under Section 193 of the YBCA, as modified by the Amended Plan of Arrangement and the Amended Interim Order (as defined below); (iii) the fact that all Minority Shareholders will be entitled, at their option, to rely on the Irrevocable Commitments as set out in the Amended Plan of Arrangement; (iv) the incremental benefit of the Upfront Payment to Dissenting Shareholders in dispelling uncertainty and saving certain court-related costs and fees as compared to a Dissenting Shareholder availing itself of rights under Section 193 of the YBCA to apply to the Court for an order to receive an interim payment for all or part of the sum offered for their Shares in advance of the conclusion of their dissent proceedings; and (v) that the Dissent Payment Election is available to all Dissenting Shareholders, whether they vote against or abstain from voting on the Arrangement Resolution.

Based on the foregoing, the Special Committee determined that the Irrevocable Commitments do not negatively impact or change any of the reasons or factors considered by the Special Committee in making its original determination as to the fairness of the Arrangement to Minority Shareholders and recommendation to the Board in connection with the Arrangement, which are set out in the Circular under the heading “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation” (the “Original Reasons”). As a result and having regard to the Original Reasons as supplemented by the foregoing, the Special Committee unanimously determined that the Arrangement continues to be in the best interests of the Corporation and fair to Minority Shareholders, including unaffiliated securityholders of the Corporation, and unanimously recommended that the Board continue to recommend that Minority Shareholders vote in favour of the Arrangement Resolution.

On the unanimous recommendation of the Special Committee, the Board (with conflicted directors having recused themselves) unanimously determined that the Arrangement continues to be in the best interests of the Corporation and fair to the Minority Shareholders, including unaffiliated security holders of the Corporation, and continues to recommend that the Minority Shareholders vote in favour of the Arrangement Resolution.

11.	Position of Rio Tinto as to the Fairness of the Arrangement

Rio Tinto has indicated in the amendment filed on November 21, 2022 (the “13E-3 Amendment”) to the Corporation’s Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) the following information, which supplements the information set out under the heading “Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement” in the Circular.

A primary reason for the Purchaser and the Parent to enter into the Named Shareholder Agreements was to permit the Purchaser, the Parent and the Named Shareholders to resolve the dissent proceedings with respect to such Named Shareholders pursuant to a timely, private and confidential dispute resolution process and to reduce the resources that the Purchaser and the Parent would require to resolve these matters following the consummation of the Arrangement, which the Purchaser and the Parent believed would allow them to better support the Corporation’s significant financing needs and to work more effectively with Erdenes in a stronger partnership to realize the full potential of Oyu Tolgoi.

However, based on feedback from Minority Shareholders and securities regulators, and in order to ensure that all such Minority Shareholders have equal economic and procedural entitlements regarding Dissent Rights, without hindering their ability to undertake the dissent process provided for under Section 193 of the YBCA, as modified by the Amended Interim Order and the Amended Plan of Arrangement, the Purchaser and the Parent determined to terminate the Named Shareholder Agreements. A primary reason for the Purchaser and the Parent to terminate the Named Shareholder Agreements and to undertake to provide the Irrevocable Commitments is to provide equal treatment of all Minority Shareholders on the terms set out in the Irrevocable Commitments.

12.	Certain Effects of the Arrangement

Rio Tinto has indicated in the 13E-3 Amendment the following information, which supplements the information set out under the heading “Special Factors – Certain Effects of the Arrangement” in the Circular.

Benefits of the Irrevocable Commitments to Minority Shareholders

A primary benefit of the termination of the Named Shareholder Agreements to all Minority Shareholders is that all Minority Shareholders, including the Named Shareholders, have equal economic and procedural Dissent Rights and the opportunity to benefit from the Irrevocable Commitments. As a whole, the Irrevocable Commitments offer benefits to all Minority Shareholders that were not previously available under the terms of the Arrangement.

Detriments of the Irrevocable Commitments to Minority Shareholders

A primary detriment for Electing Shareholders is that they will forego any right to receive interest on the fair value amount above C$43.00 per share remaining to be paid, if any, following the conclusion of the applicable dissent proceedings (or any settlement thereof).

The Parent has indicated that it intends to vigorously defend any dissent proceedings. There is therefore no assurance that Dissenting Shareholders will receive the full amount of the Consideration or more in the aggregate for their Shares.

13.	Fairness of the Transaction

Rio Tinto has indicated in the 13E-3 Amendment the following information, which supplements the information set out under the heading “Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement” in the Circular.

The termination of the Named Shareholder Agreements does not in any way affect the rights or ability of any Minority Shareholder (including the Named Shareholders) to receive the Consideration upon consummation of the Arrangement or to exercise Dissent Rights under Section 193 of the YBCA, as modified by the Amended Interim Order and the Amended Plan of Arrangement, in accordance with the terms described in the Circular, as supplemented by the information contained herein. All Minority Shareholders, including the Named Shareholders, are entitled, at their option, to utilize the Irrevocable Commitments.

The Purchaser and the Parent, after taking into consideration the termination of the Named Shareholder Agreements, together with additional rights available to Minority Shareholders contemplated by the Irrevocable Commitments, do not believe that the termination of the Named Shareholder Agreements or the rights contemplated by the Irrevocable Commitments negatively affect any of the reasons or factors considered by the Purchaser or the Parent in evaluating the fairness of the Arrangement to the Corporation’s unaffiliated security holders, each as described in the Circular. Instead, the Purchaser and the Parent believe the Irrevocable Commitments provide Minority Shareholders with additional entitlements not previously contemplated and which collectively enhance the fairness of the Arrangement to the Minority Shareholders. The Purchaser and the Parent continue to believe that the Arrangement is fair to the Corporation’s unaffiliated security holders, including both the Named Shareholders and the Minority Shareholders, for the reasons set forth in the Circular and the Schedule 13E-3, as amended.

ORDER AMENDING THE INTERIM ORDER

On November 24, 2022, the Court issued an Order amending the Interim Order (as so amended, the “Amended Interim Order”) to confirm the Record Date for the Meeting and amend certain dates set out in the Circular to reflect the change of the date of the Meeting, as set out above.

A copy of the Amending Order is annexed hereto as Appendix B.

NO OTHER AMENDMENTS TO CIRCULAR

Other than as set out in this Supplement, the Circular remains in full force and effect, unamended.

APPROVAL BY THE DIRECTORS

The Board has approved the contents and filing of this Supplement.

November 24, 2022

(signed) Dustin Isaacs

Dustin Isaacs

Chief Legal Officer and Corporate Secretary

Turquoise Hill Resources Ltd.

APPENDIX A

AMENDED PLAN OF ARRANGEMENT

[See attached.]

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE

BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

INTERPRETATION

1.1	DEFINITIONS

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings:

“affiliate” has the meaning ascribed thereto in NI 45-106, in force as of the date of this Agreement, provided that, for purposes of this Agreement, a reference to an affiliate of the Parent or the Purchaser does not include the Company and its Subsidiaries and a reference to an affiliate of the Company does not include the Parent, the Purchaser or their respective Subsidiaries which are not also Subsidiaries of the Company;

“Arrangement” means the arrangement of the Company under Section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of September 5, 2022 as amended by the amending agreement made as of November 24, 2022 among the Purchaser, the Parent and the Company, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement which is subject to (i) an affirmative vote by the holders of 66 2/3% of the Company Shares voted on the resolution in person or by proxy at the Company Meeting; and (ii) an affirmative vote by a majority of the Company Shares held by the minority Company Shareholders (excluding for this purpose the votes attached to Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101) voted on the resolution in person or by proxy at the Company Meeting;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in London, United Kingdom or Montreal, Quebec, provided however that for the purposes of counting the number of Business Days elapsed, each Business Day will be deemed to commence at 9:00 a.m. (Montreal time) and end at 5:00 p.m. (Montreal time) on the applicable day;

“Canada 1 Year Treasury Bill Yield” means the rate per annum as expressed on the Bloomberg “Canadian Govt Bonds 1 Year Bill” (Bloomberg symbol GCAN12M) Index (rounded to the third decimal place) as of 5:00 p.m. (Montreal time), on the Effective Date, as calculated by the Purchaser;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities Laws, rules and regulations and published policies thereunder of any other province or territory of Canada;

“Certificate of Arrangement” means the certificate to be issued by the Director pursuant to subsection 195(11) of the YBCA giving effect to the Arrangement;

“Company” means Turquoise Hill Resources Ltd., a corporation incorporated under the YBCA;

“Company Convertible Security” means Company DSUs, Company RSUs and Company PSUs;

“Company DSU Plan” means the Company’s deferred share unit plan dated July 29, 2021;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company PSU Plan” means the Company’s performance share unit plan dated July 29, 2021;

“Company PSUs” means outstanding performance share units granted under the Company PSU Plan;

“Company RSU Plan” means the Company’s restricted share unit plan dated July 29, 2021;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means $43.00 in cash per Company Share;

“Court” means the Supreme Court of the Yukon, or other competent court, as applicable;

“Depositary” means TSX Trust Company;

“Dissent Rights” has the meaning specified in Section 4.1;

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights in accordance with the YBCA and the terms of the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly and validly exercised its Dissent Rights in accordance with the YBCA and the terms of the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder in accordance with the YBCA and the terms of the Interim Order;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. Yukon time on the Effective Date, or such other time as the Company and Purchaser agree to in writing before the Effective Date;

“Electing Shareholder” has the meaning specified in Section 4.1(b);

“Election Form” means the election form to be used by Electing Shareholders in connection with receiving the Upfront Payment, available under the Company’s profiles at www.sedar.com and www.sec.gov and on the Company’s website;

“ETA” means Part IX of the Excise Tax Act (Canada);

“Final Order” means the final order of the Court in a form acceptable to both the Purchaser and the Company, each acting reasonably, pursuant to Section 195 of the YBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably);

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE, as applicable; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“GST” means all Taxes payable under the ETA (including, for greater certainty, harmonized sales tax) or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any analogous or successor provision thereto of like or similar effect;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the YBCA in a form acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, by-laws, statutes, codes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees, codes, constitutions or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is biding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, and, for greater certainty, includes the terms and conditions of any Authorization of or from any Governmental Entity, Canadian Securities Laws, and U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal sent to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“Parent” means Rio Tinto plc, a corporation incorporated under the laws of the United Kingdom;

“Person” includes any individual, corporation, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, capital venture fund, trust, association, body corporate, trustee, executor, administrator, legal representative, estate, government (including any Governmental Entity) and any other form of entity or organization, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Purchaser” means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of the United Kingdom;

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity (whether foreign or domestic), whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales, use and goods and services taxes, GST, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, environmental taxes, capital taxes, production taxes, recapture, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; (ii) any fine, penalty, interest or addition to amounts described in (i), (iii) or (iv); (iii) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing, an indemnity or payment of or for any such tax, levy, assessment, tariff, duty, deficiency, or fee; and (iv) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract, by statute or by operation of Law;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“Upfront Payment” has the meaning specified in Section 4.1(b);

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the Sarbanes- Oxley Act, and all other federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as well as the rules, regulations, policies and orders of the NYSE; and

“YBCA” means the Business Corporations Act (Yukon), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3	Currency.

All references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

1.4	Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.5	Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limiting the generality of the foregoing” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

1.6	Statutes.

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Purchaser, the Parent, the Company, the Depositary, the registrar and transfer agent of Company, all registered and beneficial Company Shareholders, including Dissenting Shareholders and holders of Company Convertible Securities.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)

each Company DSU, Company PSU, and Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), to the extent applicable, respectively, shall be deemed to be unconditionally vested and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the Consideration for each Company DSU, Company PSU (taking into account the applicable performance multiplier for each Company PSU), or Company RSU, respectively, and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)

concurrently with the step described in Section 3.1(a), (i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company DSU Plan and Company RSU Plan and all

agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company as described in Section 5.1 below, the consideration that they are entitled to receive pursuant to Section 3.1(a), at the time and in the manner specified therein;

(c)

each of the Dissent Shares shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a claim against the Purchaser under the YBCA, as modified by the Interim Order, for the amount determined under Section 4.1, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares free and clear of all Liens, and the Purchaser shall be entered in the registers of Company Shares maintained by or on behalf of Company, as the holder of such Company Shares;

(d)

each Company Share outstanding immediately prior to the Effective Time (other than Company Shares held by any of (A) a Dissenting Shareholder who has validly exercised its Dissent Right, of (B) the Purchaser, the Parent or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration for each Company Share held, and:

(i)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and the Purchaser shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding Section 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in Section 193(5) of the YBCA must be received by Company not later than 4:00 p.m. (Montreal time) on December 8, 2022 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

(b)

A Dissenting Shareholder may, not later than 5:00 p.m. (Montreal time) on December 14, 2022, elect (each such Dissenting Shareholder, an “Electing Shareholder”) to receive 80% of the Consideration for each Dissent Share held (the “Upfront Payment”) by sending a duly completed and executed Election Form to the Depositary, which amount shall be paid by the Purchaser to the Electing Shareholder within two Business Days of the later of (i) the Effective Date or (ii) the date on which the Depositary receives a duly completed and executed Election Form, the certificate(s) representing the Electing Shareholder’s Dissent Shares and any such additional documents and instructions as the Depositary may reasonably require. The Purchaser shall also pay to each Electing Shareholder (A) the balance of the fair value of such Dissent Shares after subtracting the Upfront Payment and (B) interest at an annual rate equal to the Canada 1 Year Treasury Bill Yield on the balance payable up to C$43.00 in fair value per Dissent Share pursuant to Section 4.1(b)(A) calculated from the Effective Date to the date of payment.

(c)	Dissenting Shareholders who:

(i)

are ultimately entitled to be paid by the Purchaser fair value for their Dissent Shares (1) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(c)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to the Purchaser in accordance with Section 3.1(c); (3) will be entitled to be paid the fair value of such Dissent Shares by the Purchaser (in the case of Electing Shareholders, in the manner set out in Section 4.1(b), including interest thereon as contemplated by such Section), which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive, and shall receive, only the consideration set forth in Section 3.1(d) (for greater certainty, in the case of any non-dissenting Company Shareholder who received an Upfront Payment, such consideration shall take into account the amount of the Upfront Payment received).

(d)

In no event shall the Parent, the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(e)

For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which such Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders in accordance with Section 3.1(d), which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution thereto in accordance with the provisions of this Article 5.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

On or as soon as practicable after the Effective Date, the Company will make payment of the aggregate amount payable to the holders of Company Convertible Securities in accordance with Section 3.1(a). On or as soon as practicable after the Effective Date, the Company shall pay or cause to be paid the amounts, net of applicable withholdings, to be paid to holders of Company Convertible Securities pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Company, or (ii) by cheque or similar means (delivered to such holder of Company Convertible Securities, as reflected on the register maintained by or on behalf of Company in respect of the Company Convertible Securities).

(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by the Purchaser, the Parent or any of their respective affiliates) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(d), less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, Parent and the Company in a manner satisfactory to the Purchaser, Parent and the Company, each acting reasonably, against any claim that may be made against the Purchaser, Parent and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, the Company, the Parent and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any of the Company Shareholders, the holders of Company RSUs, Company PSUs or Company DSUs or any other Person under this Plan of Arrangement or the Arrangement Agreement such amounts as the Purchaser, the Company, the Parent or the Depositary, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the Consideration or such other amount payable pursuant to this Plan of Arrangement or the Arrangement Agreement, remitted to the relevant Governmental Entity, and treated for all purposes under this Plan of Arrangement as having been paid to the Company Shareholders, the holders of Company RSUs, Company PSUs or Company DSUs or any other Person in respect of which such deduction, withholding and remittance was made.

5.4	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then

(a)

the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration,

(b)	the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser or Company, as applicable, by the Depositary,

(c)	the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)

any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	No Liens

Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company RSU, Company DSUs and Company PSUs issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Shares (other than the Purchaser, Parent or any of their respective affiliates), Company RSUs, Company DSU, Company PSUs, and of the Company, the Purchaser, Parent, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares and Company RSU, Company DSUs and Company PSUs shall be deemed to have been settled, compromised, released and determined without liability, except for (A) the putative securities law class action proceeding in the Southern District of New York bearing Court File No. 1:20-cv-08585-LJL, including, to the extent that any of the plaintiffs or proposed plaintiffs are severed, opt out, or otherwise cease to be part of the class under such proceeding, any proceeding advancing an individual claim or claims on substantially the same basis on behalf of some or all of such plaintiffs, (B) the putative securities law class action proceeding in the Superior Court of Quebec bearing Court File No. 500-06-001113-204, including, to the extent that any of the plaintiffs, class members or proposed plaintiffs or class members are severed, opt out, or otherwise cease to be part of the class under such proceeding, any proceeding advancing an individual claim or claims on substantially the same basis on behalf of some or all of such plaintiffs or class members, and (C) oppression claims, including of Dissenting Shareholders, that are either (1) filed in the Supreme Court of Yukon and served on the Company and the Purchaser, or (2) delivered unfiled to the Company and the Purchaser pursuant to section 8.1 of the Arrangement Agreement (Notices), in either event no later than seven days following the Effective Date.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court. The Parent shall be deemed to have agreed and consented to any amendment, modification and/or supplement to this Plan of Arrangement if agreed and consented to by the Purchaser.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX B

ORDER AMENDING THE INTERIM ORDER

[See attached.]

S.C. No. 22-A0074

Form 54

(Rules 43(7)(a)(ii) and 43(13)(b)

SUPREME COURT OF YUKON

TURQUOISE HILL RESOURCES LTD.

Petitioner

ORDER WITHOUT NOTICE

BEFORE THE HONOURABLE	)	THURSDAY, THE 24th
JUSTICE WENCKEBACH	)	DAY OF NOVEMBER, 2022

THE APPLICATION of the Petitioner, Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”), without notice, coming on for hearing at Whitehorse, Yukon, on the 24th day of November 2022, and on hearing Orestes Pasparakis and James R. Tucker, lawyers for the Company, and on reading the Petition, the interim order of this Court granted September 27, 2022 (the “Interim Order”), and Affidavit #2 of Maryse Saint-Laurent affirmed on November 22, 2022.

THIS COURT ORDERS that:

1.	Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Interim Order.

2.	The Meeting of Shareholders shall take place on or about noon (Montreal time) on December 9, 2022.

3.	The Record Date for the Meeting as set out in paragraph 5 of the Interim Order is hereby confirmed and shall remain September 19, 2022.

4.	The Company is hereby granted leave to vary the following dates:

(a)	The deadline for a Shareholder to deliver a proxy shall be 4:00 p.m. (Montreal time) on December 8, 2022;

(b)	paragraph 18 (a) of the Interim Order is varied to change the date the Company must receive written notice of dissent from a Dissenting Shareholder to December 8, 2022 at 4 p.m. (Montreal time);

(c)

paragraph 26 of the Interim Order is varied to change the date for any Interested Party to file materials on the application for the Final Order to December 12, 2022 at 10:00 a.m. (Whitehorse time); and

(d)	paragraph 25 of the Interim Order is varied to change the date the Company may apply for the Final Order to December 14, 2022 at 10:00 a.m. (Whitehorse time).

5.	The terms of the Interim Order shall remain in full force and effect, including but not limited to Sections 14, 15, 16, and 29 of the Interim Order, except to the extent varied by this Order.

By the Court

“signed”
Clerk of the Court

APPROVED AS THE ORDER MADE:

/s/ James Tucker
James Tucker
Lawyer for the Petitioner,
Turquoise Hill Resources Ltd.

/s/ Orestes Pasparakis
Orestes Pasparakis
Lawyer for the Petitioner,
Turquoise Hill Resources Ltd.

S.C. No. 22-A0074

SUPREME COURT OF YUKON

TURQUOISE HILL RESOURCES LTD.

Petitioner

ORDER

TUCKER CARRUTHERS

301-303 Alexander Street

Whitehorse, Yukon Y1A 2L5

Our file # 220604

James R. Tucker

jtucker@yukonlaw.com

Tel: (867) 667.2099 ext. 1001

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